Nava Pets

CROWDFUNDING OFFERING DISCLOSURE

08-16-17

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

NAVA PETS

This Offering Disclosure (this "**Disclosure**") is provided solely to prospective investors through the crowdfunding portal available at startwise.com and each subdomain thereof (the "**Portal**") and operated by STARTWISE, INC., a Delaware corporation ("**Startwise**"), for the sole purpose of evaluating investments in certain securities ("**Securities**") offered by Nava Pets Inc, Corporation, FL (the "**Issuer**"). The Securities will be issued pursuant to, and will be governed by, a Revenue Sharing Agreement (the "**RSA**") among the Issuer and the purchasers of the Securities. The Issuer is seeking to raise a minimum of $30,000 and maximum of $150,000 through the offer and sale of the Securities on the Portal (the "**Offering**") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

A crowdfunding investment involves risk therefore an investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors much rely on their own examination and due-diligence of the Issuer and the terms of the Offering, including the terms and risks involved. The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or materials provided, including the Disclosure. There Securities are offered under the 4(a)(6) Exemption. The SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as business, legal, accounting, tax, regulatory, investment or other advice, and should consult their own experts and advisors concerning the Securities.

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred to: (i) to the Issue; (ii) to an accredited investor as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent[1], to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the

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[1] The term "member of the family of the investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

investor or other similar circumstance. Furthermore, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. In addition, the investors are not permitted to assign the Securities without the Issuer's prior written consent with the terms of the RSA.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representations not contained in this Disclosure. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the RSA. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "will", "may", "expect", "estimate", "continue" or "believe" and the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. In addition, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein on the date of this Disclosure.

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TABLE OF CONTENTS

I.   SUMMARY OF THE OFFERING

Summary of Terms

The following is a summary of the terms of the Offering. This summary does not purport to be complete and is qualified in its entirety by reference to the remained of this Disclosure and the RSA.

The Securities being offered for sale by the Issuer on the Portal are governed by the RSA. Each RSA is an agreement between an investor and the Issuer, under which the investor agrees to make an investment into the Issuer pursuant to the specified terms therein. **By investing in the Securities, investors do not receive any equity interests in the Issuer and do not have any voting or management rights with respects to the Issuer.** Payments to investors will commence on the First Payment Date defined in the RSA if the Offering is successfully closed.

Issuer:	Nava Pets Inc
Address:	400 North Street, Ste. 184
	Longwood, FL 32750
Website:	www.navapets.com
Securities Offered:	Debt, Revenue Sharing Agreement
Offering Amount:	Minimum of $30,000
	Maximum of $150,000
Offering Period:	60 days, from 8-16-2017 until 11:59 PM PST of 10-15-2017
Minimum Investment:	$100
Revenue Sharing %:	3% of quarterly gross revenue
Return Multiple:	1.2x
	Investors will each receive in the aggregate 1.2x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on quarterly basis.

Closing & Escrow Process:	48 hours before the end of the Offering Period, investors that have signed the RSA will contribute their committed investment funds into the designated escrow account for the Offering (instructions are available on the Portal during the investment process). Once the Offering Goal has been raised and the Offering Period has ended, the committed investment funds will be released from the escrow account upon the Issuer's satisfaction of the conditions set forth in the Escrow Agreement. Once the Offering is deemed to have successfully closed (the "**Closing**"), the RSA with investors go into effect. If the Offering Goal is not raised by the end of the Offering Period, all committed funds will be returned to the investors.
Cancellation of Investment Commitment:	Investors may cancel an investment commitment until 48 hours prior to the end of the Offering Period identified in this Disclosure. Startwise will notify the investors if the target Offering Goal has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the Offering Period, the funds will be released to the Issuer upon the Closing and the investor will receive Securities in exchange for his or her investment. If there are any material changes to the Offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within the time period, the investor's investment commitment will be cancelled and the committed funds will be returned.
Payment:	The Issuer will make quarterly payments based on the relevant revenue sharing percentage. Prepayment penalty fees may apply according to the relevant RSA terms.
Maturity:	If the Issuer has not made payments and/or reporting under the terms of default under the RSA, the Issuer may be required to promptly pay the entire outstanding balance to the investors and cover any additional fees, including penalties.
Assignment:	The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an accredited investor, (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. Furthermore, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. In addition, the investors are not permitted to assign the Securities without the Issuer's prior written consent with the terms of the RSA.
Escrow Agent:	Boston Private Bank

ACH Payment Agent:	Synapse Payments, LLC ("SynapsePay")
Offering Intermediary:	STARTWISE, INC.
CIK Number	1675291
SEC File Number:	007-00054
CRD Number:	285350
Startwise Fees:	There are no fees to open an investor account on the Portal. For each investment and Issuer payment transaction, Startwise will charge a payment processing fee of 2% with a minimum fee of $0.50 in relation to money transfers being sent to or from the investor's' account.
Security Interest:	Startwise charges 8% of the amount raised by the Issuer in the event of successful Closing of the Offering.
Tax Considerations:	The Issuer intends to treat the Securities as debt instruments for U.S. federal income tax purposes.
Modification of Terms:	Investors may not modify the terms of the investment set forth in the Offering information and the RSA.
Governing Law:	Each RSA will be governed by the laws of the State of California.

The Issuer certifies that all of the following statements are true for the issuer:
- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

II.   OWNERSHIP AND CAPITAL STRUCTURE

Overview:

Class of Security	Authorized	Outstanding	Voting Rights	Other Rights
Common Stock	1,000,000	1,000,000	Yes	No

The list of Key shareholders is provided in Section III.

The Securities offered to investors through the Offering are different from the equity interest described above. The Issuer may offer equity interest in the Issuer for sale, however, the Securities will not be materially limited, diluted or qualified by the rights of the equity interests.

Material Terms of Indebtedness:
The Issuer has no outstanding debt.

Exempt Offerings conducted within the past three years:
The Issuer has not conducted any exempt offerings within the past three years.

III.   PERSONS

Directors and Officers:

Janel Young - Director/Officer   Board Service: 01-03-13/Present

Principal Occupation at Nava Pets Inc: Director

Janel Young, CEO/Founder of Nava Pets, has 20 years of leadership, and managerial expertise in areas such as financial services, real estate, marketing and education. She previously worked in environments ranging from political/government agencies, real estate, and educational services to Fortune 500 companies. This broad range of skills and experiences partnered with a strong passion for animal advocacy formed the launching of Nava Pets in 2013. Her responsibilities include: overall vision and direction of the company, daily operations, hiring, and financial management.

All positions and offices held with the Issuer during the past three years:

Position	Date of Service
CEO/FOUNDER	2013 - PRESENT

Principal Security Holders:

All persons who are beneficial owners of 20% or more of the Issuer's outstanding voting equity securities[2].

Name of the Holder	Amount and Class of Securities	Voting Power prior to Offering
JANEL YOUNG	1,000,000 Common Stock	100%

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[2] All shareholders of 20% or more of the Issuer's outstanding voting equity are subject to Bad Actor disqualification provisions.

IV. BUSINESS DESCRIPTION AND BUSINESS PLAN

Mission/Business Description:

At Nava Pets, our mission is to provide health and wellness for your best friend naturally. We understand that most pet owners treat their pets as family members, and are therefore interested in providing the same quality and healthy environment that they would expect for themselves.

While focusing on safe and healthy products, we also take into consideration the differences between a pet's senses and that of their owners, focusing on developing products that will be pleasing to the owners, and also have an appealing taste or smell to their pets.

At Nava Pets, we provide health and wellness for your best friend naturally!

Our mission includes:

- Functionality – intended to treat common pet care concerns in a wholesome and effective manner.
- Naturally Organic – containing only raw natural or organic ingredients, with at least 70% of ingredients from a certified organic or fair-trade supplier.
- Eco-friendly – creating products while taking into consideration the safety and health of pets, their owners and the environment.

Nava Pets is an all-natural pet care company. Our commitment is to create solutions in an Organic, Eco-friendly manner to resolve common pet issues. We manufacture a line of organic pet care products that are unrefined, safe, and gentle to use. We passionately believe that pet owners desire to provide their pets with the same healthy and long lifestyle that they expect for themselves. Its founder, Janel Young, MBA is an animal advocate, health enthusiast, as well as a previous pet and business owner. Nava Pets was formed in 2013 to bring these unique pet products into the marketplace. An advisory board team of various industry professionals has been established to provide assistance in executing with the upgraded product launch. Expansion and growth funding from the Tory Burch 100K Fellow Program will be used to hire additional staff, upgrade manufacturing equipment, increase product inventory for new retailers, and marketing/ branding.

Product/Service Description:

Most of today's pet owners treat their pets as family members and are interested in purchasing products of the same quality and healthy ingredients that they would expect for themselves. As a pet owner, maintaining clean grooming for your dog or cat is a daily responsibility. This includes keep their fur skin healthy, odor free, and eliminating common pests such as fleas and ticks. If not treated properly, poor grooming could lead to long term health issues for the pet as well as the owner they live with.

In response, Nava Pets launched a new organic line of pet care products. The Nava Pets line consists of the following:

1) Organic Dry Pet Conditioning Shampoos;
2) Organic Dry Flea & Tick Shampoos;
3) Organic Liquid Shampoos; (Pet/Dog/Horse)
4) Organic Pet-Itch Relief Oil and Spray;

5) Organic Pet Ear Itch Relief and Dog Stain Removal;

6) Organic Pet Paw Balm;

7) Organic Grooming Kits;

8) Organic Food Supplements

9) Organic/Natural Pet Treats and Food (Various Flavors)

Using the finest certified organic and food grade ingredients, we created a unique herbal blends that are gentle and safe for pets. We carefully selected each ingredient based on supportive research of their healthy or repellent benefits and created a balance formula that is appropriate for all types of dogs and cats. That's why our products are fresh and simple, containing no oils, artificial ingredients or fragrances. Many of our herbal ingredients are well known and currently being used in other organic pet products or recognized as supplements by natural, holistic or preventative health specialists.

Business Plan/Strategy:

Ninety-one (91%) percent of pet owners consider their animals a part of the family, according to a recent online poll by Packaged Foods in 2010, a market research firm in Rockville, Md., and nationwide sales reflect that. Sales of non-food natural and organic pet supplies increased 107 percent, to $356 billion, between 2004 and 2009, with revenues expected to reach $885 million in 2015.

Based upon these additional findings, Nava Pets was clearly able to identify the following market niche which to launch its product line to:

Sales of non-food natural and organic pet supplies.

This market segment is certainly large enough to handle another product entry and Nava Pets could remain a standing competitor. Industry experts report that the pet products industry is competitive and highly fragmented with no clear brand leadership, and underutilized marketing opportunities.

Nava Pets' marketing strategy is to provide high-quality naturally organic products that are effective to pet care needs while being environmentally and socially responsible. We want our products to be the standard by which similar products will be measured in our target market.

Strategic Assumptions:

Our customers treat their pets as family members and care about their health and well-being.

Many of our end-users have high quality expectations for their pets because of their lifestyle selection of food and non-food goods.

Products adopted by the commercial markets and online channels will lead to brand establishment, acceptance and recognition.

Individual consumers will more readily use our products due to the natural and organic components.

Profits will be used for new product development and incremental improvements for existing products, and to expand our marketing and sales efforts to establish our line as a national brand.

At Nava Pets, we realize strategic distribution is imperative for us to establish brand presence, product recognition and a strong competitive advantage. After careful research and market testing, we determined our distribution will be primarily driven by the following objectives: a) to broaden market coverage; b) enlisting product support with retail partners and c) establishing many channel outlets nationally. These channels are divided into three main categories:

1) Direct/Online Sales; 2) Retailers (Wholesalers) and 3) Distributors. Each will channel will progress in phases over a three year period. These level phases are subject to demand, channel types, and market share.

Distribution Phases:

Level 1 – Target independent natural food stores, pet boutiques of 100 locations or less and other independent online pet channels directly, through small distributors or outsourced sales reps and manufacturing reps (i.e. Tree of Life, Sweet Bay, Amazon.com and Wag.com).

Level 2 – Target independent, regional or national retail chains of natural food stores, pet stores of 300 locations or less directly, online and through mid-large size pet or natural food sales brokers/reps, manufacturing reps and distributors. As well as continue expanding other independent online partnerships (i.e. Publix, Whole Foods, PETCO and All Natural Pet Store).

Level 3 – Target national retail chains of natural food stores, pet stores of 500 locations or more directly, online and through mid-large size pet or natural food sales brokers/reps, manufacturing reps and distributors. This would include securing shared distribution through selective discount retailers and/or exclusive private label contracts (i.e. Walmart, Kroger, Whole Foods, Target, PetSmart and Petco). Start expanding into selective international retail markets that are within our target market group (i.e. UK).

Target Customers/Current Customer Base:

Nava Pets' will market individuals and/or families whose central focus is creating a healthy lifestyle for their whole family. Their pets are included within that family unit. The potential for those individual consumers is strong because 55% of U.S. households own a cat or dog. Based upon the 2010 Census report, that number represents 154,782,078. They associate, research, and advocate good living tied to organic and local food or non-food products. Always expecting to buy high quality ingredients that work as preventative agents to heal the body, yet love vivid tastes or smells. Pets' desires are perceived similar to their owners and their parents are willing and able to purchase these products in hopes for them to live a long life as well. Much of their shopping experiences consist of stores or online marketplaces that feature products that abide to a certain green standard, transparency, and branding. Nava Pets will establish sales and distribution channels with these criteria to ensure mass availability of our line. While there are many competitors who sell similar dry shampoo products, very few offer an organic line that works for both dogs and cats. Many pet owners determine purchases based on its usage, type of ingredients used, and costs. At Nava Pets, we believed our organic line meets and exceeds these traits as well as the unique blend offers a competitive niche.

Competition/Competitive Advantages/Barriers to Entry:

We have many competitors in the pet products industry. However, the following list below is a sample of major competitors that sell similar dry powder shampoo product as well as estimates of their product penetration that is currently available for sale. However only two (2) of these brands would qualify as non-food natural and organic pet supplies. Most of these brands are done by private labeled manufacturing; so product specific market penetration analysis is not readily available. A price comparison analysis was also done and the Nava Pets' line is within that competitive mean rate. The mean rate was $1.87 per ounce.

- Naturvet - Petco and Pet Supermarket Stores, Online Retailers
- Only Natural Pet - Only Natural Pet Store, Petco Online only, Online Retailers
- Four Paws Magic Coat - Petco, PetSmart and Pet Supermarket Stores, Online Retailers Zodiac, Petco and PetSmart stores, Online Retailers
- ECOSS - Online Retailers, Whole Foods, Walmart, Petco

Current consumer buying habits for pet supplies are driven primarily by the products' functionality, ingredients and price level.

As pet owners become more aware of product recalls, harmful artificial and chemical additives; there's a strong, growing demand for natural/organic pet supplies that provide preventive and healthy treatments. As a result, Nava Pets' pet care line is within great timing of market entry.

For example, our dry pet conditioning shampoos are the first USDA certified Organic Dry Shampoo that requires NO WATER use for bath time. This eliminates most negative effects on pet skin, while resulting in riding odors, healthy fur growth or repelling fleas and ticks. Our formulated blends consists of minimum of 70% certified organic, human grade, and fair trade ingredients. Our competitors use artificial ingredients and fragrances, which can have toxic or deadly effects over long term use. We designed our products specifically to address those pet health/wellness needs. Finally, a portion of our proceeds goes towards various pet rescues to promote pet health awareness and adoptions.

Our product has other sustainable, competitive advantages such as:

The company intends to focus its initial sales efforts directly and through distribution outlets to establish product reliability and brand recognition for the company aggressively. This strategy will generate less net profit per bag, but increase sales due to higher volumes. The company will identify and work with these prospects directly and with industry representatives to secure clients. Sales directly to individual consumers will be serviced through the company's website, through catalogs and select online marketplaces that are company operated (i.e. eBay, Amazon, Bonanza).

Initially, Nava Pets will manufacture product line in batches of 500lbs. and ship out orders directly to individuals, drop ship, and wholesale clients. Order processing, manufacturing, delivery and shipping will be managed using electronic data interchange (EDI) methods to minimize order processing times, facilitate order tracking and optimize customer and vendor information management will also be done internally. All shipping vendors (i.e. USPS, FedEx, and UPS) will be used based upon client's order size, location, and required order delivery time.

To ensure that we are meeting (and hopefully exceeding) customers' expectations, consumers will be asked to complete a satisfaction survey, products reviews and social media regarding the level of service received from the beginning of the sales process to delivery and installation (where applicable), including follow-up and future service needs.

Nava Pets USDA Conditional Shampoos is the First Organic Dry Shampoo launched. Each product is Eco-friendly, GMO Free, and Leaping Bunny approved.

This line is designed specifically for the pets' health/wellness needs; while providing pet-friendly scents that smell pleasant to the owners too. All of our food and non-food production are Veterinarian Approved, PH Balanced and provide nutritional value.

Market Size:

The overall Supplies/OTC Medicine market demand for natural and organic pet products or services from manufacturers is expected to reach an estimated record yearly growth of close to 6%; reaching close to $6 billion by 2015. More specifically, sales of non-food natural and organic pet supplies increased 107 percent, to $356 million, between 2004 and 2009, with revenues reaching $885 million in 2015-2016.

Nava Pets' product would be marketed within the pet supplies segment. After careful research study, the following factors have contributed to the Supplies/OTC Market success and growth:

1) U.S. household expenditures on pet products and services have outpaced spending in most other consumer categories.

2) Past combined growth rate of 87.5% during the periods of 1994-2004 shows demand remains strong.

3) Market driven by humanization of pets within U.S. households.

4) Trending shifts towards natural and preventive health practices and products for pets will continue to fuel market growth.

One marketing company, Market Research, states that "inadequate marketing has resulted in annual sales returns well below the level this market should deliver," which indicates that growth in this market could be much stronger if marketing efforts were more sophisticated than they are in the current fragmented markets.

Based on our industry research, we think we have opportunities to attract customers from the following market groups:

- Natural food stores
- Pet Stores/Boutiques
- Individual consumers

The first two groups were selected because they offer growth outside of the "usual" pet products consumer; their reception of the product will help in establish product distribution, brand awareness and influence individual consumer purchases.

Ninety-one (91%) percent of pet owners consider their animals a vital part of the family, according to a recent online poll by Packaged Foods in 2010; sales of non-food natural/organic pet supplies increased 107 percent, to $356 billion, between 2004 and 2009, with revenues expected to reach $885+ million by 2015. The largest number potential pool of buyers for these products are individual consumers. Industry experts estimate that more than 55% of U.S. households own at least one pet cat or dog; many own multiple pets. The 2010 Census reported a total population of 281,421,960; 55% of that number represents our potential individual consumer market, 154,782,078 with a household income greater than $55,000. This group is driven by experience, information in all aspects of their lives; focusing on a healthy vision of family life. They desire natural, organic or locally sourced food and shop at farmers markets, specialty retailers, and online that cater to them.

Projections:

The sales forecast table shows Nava Pets has taken a conservative scenario approach for the next three years of operations. Our start-up year reflects growth estimates of what may occur when introducing a new product to the mass market. Sales may fluctuate due to weather seasons, flea/tick cycles as well as new product demand or budgetary cycles from individual and commercial clients.

Individual consumer sales may also fluctuate seasonally, but we are estimating flat monthly sales for all market segments with minimum annual sales growth of 10% on average of the low and high end industry expert sales forecasts. This time table is flexible and can be accelerated based on demand.

Based on current economic indicators, we set the direct cost of sales to increase at a minimum rate of 5% for the first three years of operation. This too is flexible and can be adjusted based on changes in the economy. Cost of sales includes manufacturing, packaging and delivery costs.

Business Model:

The products are sold in the price range of $8.99 - $15.99 while the cost of manufacturing is in cents, providing a high profit margin.

Executives:

The management team of Nava Pets consists of a unique partnership with the principal owner, external counsel, professional consultants and an advisory board. Ms. Janel Young recognizes the importance of building a strong team while minimizing the company's fixed costs, and retaining a flexible structure that will incorporate additional expenses only as they become necessary to the company's growth. This company will seek to create the appropriate personnel infrastructure, along with the oversight of senior level executives on a regular basis.

Ms. Young, MBA, is the company founder and principal owner of Nava Pets, Inc. She has over 20 years of managerial, operational and technical expertise in areas such as financial services; consulting; real estate; marketing and education. Ms. Young has strong business, customer service and sales foundation and has worked in environments ranging from starting small businesses to working in Fortune 500 companies and government agencies. This broad range of skills, experiences and strong passion for animal advocacy, formed the launch of this new and exciting company venture. Key personnel have been selected and confirmed to form this group partnership. These areas covered include: accounting, legal, technology, personnel and veterinarian services.

Current Employees:

Current Number of Employees: 7

V.   USE OF PROCEEDS

	Minimum Target Goal:	Maximum target Goal: +-
Total Proceeds:	$30,000	$150,000
Less Startwise fees:	8% Startwise fee	8% Startwise fee
Net Proceeds:	$27,600	$138,000
Use of Net Proceeds:	Proceeds will be used to purchase equipment, inventory, and operations.	Any additional funding will be for equipment, inventory, operations, and to hire staff.

The shareholders have contributed a total of $50,000 as of 8-14-17, and the Issuer is seeking to crowdfund an amount between a minimum of $30,000 and maximum of $150,000 through the Startwise Platform. In the event the Issuer is able to hold a successful Closing, the directors and officers hereby commit to provide or arrange sufficient financing for the Issuer to cover the remaining balance of the Project Cost.

VI. FINANCIAL CONDITION AND INFORMATION

Founded: 01-03-13
Financial Condition
- Nava Pets Inc is generating revenue and is profitable. It is a self-sustainable business and depends on private investors to fund the expansion.
- Historically, its liquidity has been marginal with the company being able to sustain all operations with own sales.
- The market for its product/service is well developed, therefore expected revenue growth is over 500%.
- The Issuer will continue to rely on crowd funding investors and own sales to fund future operations and company growth.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$252,689	$23,000
Cash & Cash Equivalents:	$220,452	$23,000
Accounts Receivable:	$0	$0
Short-term Debt:	$0	$10,000
Long-term Debt:	$0	$0
Revenues/Sales:	$473,427	$75,600
Cost of Goods Sold:	$ 178,707	$ 25,000
Net Income:	$178,881	$22,824

The Issuer's current financial information reflects Issuer's operations in the two most recently completed fiscal years (or the period since the incorporation date, if the Issuer was formed recently).

Balance Sheet

Nava Pets Inc.

Nava Pets
HISTORICAL
BALANCE SHEET

		2016		2015	
P/L	Gross Sales	473,427	100.00%	75,600	100.00%
	Net Profit Before Tax	178,881	37.78%	22,824	30.19%
Assets	**CURRENT ASSETS**				
	Cash	211,845	44.75%	23,000	30.42%
	Accounts Receivable		0.00%		0.00%
	Notes Receivable		0.00%		0.00%
	Inventory	3,777	0.80%		0.00%
	Other Current Assets	4,830	1.02%		0.00%
	TOTAL CURRENT ASSETS	220,452	46.57%	23,000	30.42%
	FIXED ASSETS				
	Land		0.00%		0.00%
	Equipment & Vehicles	35,223	7.44%		0.00%
	Buildings		0.00%		0.00%
	Less: Accumulated Depreciation	(4,236)	-0.89%		0.00%
	TOTAL FIXED ASSETS	30,987	6.55%	-	0.00%
	OTHER ASSETS				
	Other Assets	1,250	0.26%		0.00%
	Less: Accumulated Amortization		0.00%		0.00%
	TOTAL OTHER ASSETS	1,250	0.26%	-	0.00%
	TOTAL ASSETS	252,689	53.37%	23,000	30.42%
Liabilities	**CURRENT LIABILITIES**				
	Current Portion of Long-Term Debt	5,089	1.07%		0.00%
	Note Payable - Bank (LOC)		0.00%		0.00%
	Note Payable - Other		0.00%		0.00%
	Accrued Payroll Liabilities		0.00%		0.00%
	Accrued Sales Tax Liabilities		0.00%		0.00%
	Delinquent Tax Liabilities		0.00%		0.00%
	Other Current Liabilities		0.00%		0.00%
	Income Taxes Payable		0.00%		0.00%
	Accounts Payable		0.00%		0.00%
	TOTAL CURRENT LIABILITIES	5,089	1.07%	-	0.00%
	LONG-TERM LIABILITIES				
	Loan Payable	19,719	4.17%		0.00%
	Bank Loan		0.00%		0.00%
	Subordinated Officer Debt		0.00%		0.00%
	TOTAL LONG-TERM LIABILITIES	19,719	4.17%	-	0.00%
	TOTAL LIABILITIES	24,808	5.24%	-	0.00%
	OWNER'S EQUITY				
	Capital Stock/Owner's Equity	25,000	5.28%		0.00%
	Paid-In Capital	176	0.04%	176	0.23%
	Owner Distributions		0.00%		0.00%
	Retained Earnings	201,705	42.61%	22,824	30.19%
	TOTAL EQUITY	226,881	47.92%	23,000	30.42%
	TOTAL LIABILITIES & OWNER'S EQUITY	251,689	53.16%	23,000	30.42%

NOTE…….
The Small Business Development Center (SBDC) has prepared this financial statement as of 02/02/2017 based on information and assumptions provided by management.
Neither the SBDC nor its personnel are licensed by the State of MN to practice public accounting and therefore express no opinion or any other form of assurance on the statement or underlying assumptions.

	2016	2015
Out of Balance Warning	*1,000*	-

- It is noted that the balance sheet does not balance. It is suggested that the company consider utilizing an accounting software package to assist it with bookkeeping and financial monitoring.

Income Statement

Company Financial Statements

	Nava Pets					
	HISTORICAL					
	INCOME STATEMENT					
	2016		Sales	**2015**		Sales
	------------------	------------------	Growth	----------------------	------------------	Growth
GROSS SALES	473,427	100.00%	526%	75,600	100.00%	N/A
Less: Cost of Goods	178,707	37.75%		25,000	33.07%	
Discounts, samples				1,000		
	------------------	------------------		----------------------	------------------	
GROSS PROFIT	294,720	62.25%		49,600	65.61%	
	------------------	------------------		----------------------	------------------	
EXPENSES:						
Accounting	4,250	0.90%		800	1.06%	
Advertising, samples	6,000	1.27%		4,675	6.18%	
Amortization		0.00%			0.00%	
Bad Debt/Checks		0.00%		100	0.13%	
Bank Service Charges		0.00%		300	0.40%	
Depreciation	4,236	0.89%			0.00%	
Donations		0.00%			0.00%	
Dues & Subscriptions		0.00%		450	0.60%	
Freight		0.00%		550	0.73%	
Insurance	600	0.13%		1,650	2.18%	
Interest Expense	1,936	0.41%			0.00%	
Legal & Professional		0.00%		2,750	3.64%	
Licenses & Permits		0.00%			0.00%	
Merchant Credit Card Fees		0.00%			0.00%	
Miscellaneous	2,400	0.51%		815	1.08%	
Office Supplies	1,800	0.38%		1,389	1.84%	
Outside Services		0.00%		1,150	1.52%	
Officer's Salary	63,627	13.44%			0.00%	
Payroll	7,890	1.67%			0.00%	
Payroll Taxes		0.00%			0.00%	
Postage	1,200	0.25%		567	0.75%	
Rent	11,400	2.41%		2,500	3.31%	
Repairs & Maintenance	2,400	0.51%		1,850	2.45%	
Supplies		0.00%			0.00%	
Taxes & Licenses		0.00%		700	0.93%	
Telephone & Computer Services, supplies	2,400	0.51%		2,600	3.44%	
Training & Education		0.00%		960	1.27%	
Travel, Meals & Entertainment	2,100	0.44%		1,040	1.38%	
Uniforms		0.00%		125	0.17%	
Utilities	3,600	0.76%		675	0.89%	
Vehicle		0.00%		1,130	1.49%	
Web Site		0.00%			0.00%	
	------------------	------------------		----------------------	------------------	
TOTAL EXPENSES:	115,839	24.47%		26,776	35.42%	
	------------------	------------------		----------------------	------------------	
OPERATING PROFIT	178,881	37.78%		22,824	30.19%	
Other Income (Expense)		0.00%			0.00%	
	------------------	------------------		----------------------	------------------	
NET PROFIT BEFORE TAXES	178,881	37.78%		22,824	30.19%	

Pro Forma Financial Statement

To illustrate its earning potential, the Issuer is providing a summary of its 2-year financial forecast. The forecast has been developed by the Issuer using reasonable best efforts based on operating statistics of comparable companies in Pet Products and Service Industries. The key revenue driver and other operating assumptions have been benchmarked against industry standards and reflect the ongoing prospects and costs of doing business in the US.

	2015	2016	2017	2018
Revenue	75,600	473,427	853,454	1,181,482
COGS	26,000	178,707	229,339	213,864
Gross Profit	49,600	294,720	624,206	967,618
Expenses	26,776	115,839	143,439	143,439
Net Profit	22,824	178,881	480,767	824,179
Gross Profit Margin	65.61%	62.25%	73%	82%
COGS to revenue %	34%	38%	27%	18%
Expenses to revenue %	35%	24%	17%	12%
Net Profit Margin	30.19%	37.78%	56%	70%
Revenue Growth	-	526%	80.27%	38%
Expenses Growth	-	332.62%	23.83%	0%

The full versions of the financial statements, Corporation Income Tax return and other information are available in the Appendix A.

VII. RISK FACTORS

A crowdfunding investment involves risk therefore an investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, the authorities have not passed upon the accuracy of the terms of the Offering, not does it pass upon the accuracy or completeness of any offering document or literature. The Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Business Risks:

The Issuer was recently formed, therefore the Issuer must be considered an early stage business and, consequently, has limited financial and operating history. Potential Investors should be aware of the difficulties normally encountered by a new enterprise, many of which are beyond the Issuer's control. Investment in a start-up company such as the Issuer is inherently subject to many risks, and investors should be prepared to withstand a complete loss of their investments. There is nothing at this time upon which to base an assumption that the Issuer's business strategy, to the extent that it has been formulated, which is subject to change at the discretion of management and as to which no representations or warranties have been made, will prove successful. There is no assurance that a business plan can be implemented or, if implemented, that the proposed business will be able to operate profitably. The Issuer may modify and/or "pivot" its business plans and strategies as management pursues strategies that it believes to be in the best interests of the Issuer. In addition, as a result of the startup nature of its business, the Issuer might sustain operating expenses in excess of its operating revenues, notwithstanding that the financial projections provided in the Disclosure indicate the potential for earnings. Due to the lack of a substantial operating history, it is not possible to identify or describe all of the risks that will confront the investors in the Issuer, and investors must be prepared to lose any and all of their investment in the Issuer. The Issuer's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development. Such risks include, but are not limited to, possible inability to respond promptly to changes in a rapidly evolving and unpredictable business environment, the risk of inability to manage growth, limited financial resources, highly competitive industry, delays in reaching goals, difficulty recruiting talent, etc.

Reputation Risks:

Success of the business also depends on its customer satisfaction and brand perception as well as the Issuer's ability to adjust to new the customers' preferences. Risks related to public perception of the Issuer include word-of-mouth criticism, web blogs, social media posts and reviews, other Internet-based websites. Most of the websites do not filter or check accuracy of the published content therefore there is a risk of inaccurate information being posted about the Issuer on Internet websites. The harm may be immediate without affording the Issuer an opportunity to redress or correction.

Economic Downturns:

Financial difficulties of the end users/customers to which the Issuer expects to sell its services may adversely affect the Issuer's revenues, costs and collections. If the economy is poor generally, then collectability of receivables may be adversely affected, causing an increase in aged receivables and/or a reduced collection rate. Issuer's profits could be adversely affected if the Issuer is forced to write off uncollectible accounts. In addition, economic downturns could adversely affect the fiscal health of key customers/clients or impair their ability to continue to operate during a recessionary period, which would decrease the Issuer's revenues unless the Issuer is able to replace any lost business. The instability or tightening in the credit markets could impair the Issuer's ability to obtain financing as and when needed. The Issuer has limited working capital and there may not be sufficient financial resources available to carry out planned operations. There is also no assurance that positive cashflow will ever occur. There can be no assurance that the Issuer will raise the target capital in this or another Offering. The Issuer's working capital requirements may also be subject to changes in the Market, Economy or business plan.

Regulatory Risks:

Aspects of the Issuer's business and product/service may be regulated at the local, state, and federal levels both in the USA and other countries and may be subject to local, state, and federal laws and regulations. The Issuer may be subject to state, local, and federal regulations regarding labor conditions, safety in the workplace, healthcare and other human resource issues. The nature and scope of future legislation, regulations and programs cannot be predicted. While the Issuer anticipates to be in compliance with all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present and future operations. Such changes may increase the costs or put the operations of the Issuer on hold. The Issuer is responsible for compliance with the laws and regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect the future ability to generate revenue and reach profitability or grow.

Management Risks:

The business of the Issuer will be greatly dependent upon the participation of its Officers and Directors and other key personnel. The officers and directors have experience in businesses that appear to be relevant as background for their work for the Issuer, but, nonetheless, it is difficult or impossible to evaluate whether or not they can effectively manage the Issuer and its business. There is no assurance that management and key personnel have the adequate skills to enable the Issuer to earn income or make profits on its operations or investments. Investors should consider the credentials and experience of management and the effect thereof on the Issuer's prospects. The Issuer will need to hire additional management and key personnel as the Issuer grows in order to properly manage the business. There are no assurances that the qualified personnel can be hired and, if hired, can be retained. The loss, incapacity or unavailability for any reason of the services of any Officers, Directors or key personnel would materially adversely affect the conduct of the Issuer's business and its startup and continued operation. The Issuer's principal competitors may have greater financial resources than those available to the Issuer and thus in a better position to attract "talent." Furthermore, management may have significant conflicts in the future based on various factors including conflicts of interests, other investments and business ventures participation.

Competition Risks:

In general, the market in which the Issuer is operating is competitive. Many of the factors that will affect the Issuer's ability to compete will be beyond the Issuer's control. In general, the Issuer's potential competitors may have longer operating histories, greater brand recognition and significantly greater financial, marketing and other resources than the Issuer and that their superiority to the Issuer in these areas will likely continue into the future. Barriers to entry for new competitors of the Issuer may be low, and current and new competitors may launch competitive services at a relatively low cost. Further, there is a substantial risk that current and future services (if any) offered by the Issuer will not be desired by the market targeted by the Issuer for various reasons, including pricing and changes in technology. The Issuer may not be able to reach a critical mass of customers/ clients, in which case the Issuer's revenues may not be sufficient to pay the expenses associated with having its products manufactured and sold and/or the Issuer's general and administrative expenses, generally. The Issuer's ability to remain competitive may depend in part upon its ability to develop new and enhanced services/products and to introduce these services in a timely and cost-effective manner. In addition, service introductions or enhancements by the Issuer's competitors or the use of other technologies could cause a decline in revenue for the Issuer's existing services.

Market Risks:

Although the Issuer believes that the market for what it offers will continue to exist, there can be no assurance that a profitable market will exist or continue to exist or that it will grow. Potential investors must consider that, even if markets exist or arise, there is no assurance that the Issuer will be able to reach a profitable level of operations selling to such markets. Furthermore, the market may be rapidly changing, industry standards may evolve. There is a risk that the Issuer may not be able to respond to a fast-changing market and technology requirements in a timely and low-cost manner. There can be no assurances that the Issuer shall be successful in selecting, developing, and marketing new services or in enhancing its existing services. Failure to do so successfully may adversely affect the issuer's business, financial condition and results of operations.

Growth Risks:

The Issuer expects to expand its operations in the foreseeable future. The anticipated growth could place a significant strain on the Issuer's management, operational and financial resources, especially given the fact that the Issuer's operating costs and revenues are unpredictable and are affected by many factors, including the ones beyond the Issuer's control. Effective management of the anticipated growth shall require expanding the Issuer's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. However, there can be no assurances that these or other measures will be implemented by the Issuer and shall effectively increase the Issuer's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. In addition, the Issuer may have limited ability to diversify or expand its activities and product/service which may mean that there will be less spreading of risks that may occur in some other businesses. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources.

Financial Information Risks:

The Issuer's financial data presented with this Offering has been reviewed by The Florida Small Business Development Center at the University of Central Florida. Certain pro forma financial information provided to prospective investors is based on certain assumptions and industry benchmark which may not be accurate. Certain projected results of operations are hypothetical and based upon present factors thought by management to influence the operations. Projections do not, and cannot, take into account such factors adverse market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond the Issuer's ability to control or even to predict.

Intellectual Property Risks:

The Issuer's ability to compete effectively with other companies could depend, in part, on its ability to maintain the proprietary nature of its intellectual property. The Issuer's success may also depend, in part, on its ability to obtain and/or enforce intellectual property protection for these assets in the United States and other countries. The Issuer has no patents or other formal intellectual property protections through trademark registrations, patents or otherwise, but may pursue such protection in the future. The defense and prosecution of intellectual property suits may be both costly and time consuming even if the outcome is favorable to the Issuer. An adverse outcome could subject the Issuer to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Issuer to cease selling all or some of its products. There can be no assurances that others (a) may not independently develop the same or similar services, (b) otherwise obtain access to the Issuer's technology, or (c) develop their own technology that compete with the Issuer without infringing on the Issuer's intellectual property rights. There can be no assurances that confidentiality agreements entered into by the issuer's employees and consultants, advisors and collaborators, if any, will provide meaningful protection for the Issuer's trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure of such trade secrets, know-how or other proprietary information.

Technology Risks:

The Issuer's business operations may include the use of digital technologies, including information systems, infrastructure and cloud applications. The maintenance of the Issuer's financial and other records is also dependent upon such technologies. Accordingly, its business will be dependent on the efficient and uninterrupted operation of computer hardware systems and the Internet. The Issuer's systems and operations will be vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, break-ins, earthquake and similar events. Any system interruptions that result in the unavailability of the Issuer's website or reduced processing performance would reduce the ability of the Issuer to manage its business and could, therefore, materially adversely affect the Issuer. The U.S. government has issued public warnings that indicate that such business information technology might be specific products of cyber security threats, including hacking, identity theft and acts of cyberterrorism. Many of the systems may not withstand the attacks and disaster recovery planning cannot account for and prevent all eventualities. There is a risk of potential corruption of the systems and loss of information stored which may result in the financial and other losses for the Issuer and could damage the company's public image.

Insurance Risks:

The Issuer may not have all adequate insurances to cover the product/service liability claims and other risks related to the business. There can be no assurance that the Issuer will be able to obtain adequate insurance coverage or that it can be obtained at a reasonable cost. Even if the insurance is adequate and is customary for the Issuer's industry, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage.

Indebtedness Risks:

The Issuer currently has no outstanding debt or payments due.

Third Party Providers Risks:

The Issuer may rely on services and products of third parties in its business operations. While there may be a control person appointed to oversee the services provided, the Issuer cannot control all the operations and risks in connection with using third party services and products. Interruption or issues with third party providers may negatively affect the Issuer's operations and growth as well as may require searching for new third party providers and covering extra costs.

Funding Risks:

The Issuer's capital requirements depend on many factors, including factors that are difficult or impossible to predict. In order to effectively execute its business plan and pursue its business activities, the Issuer may need to raise additional capital in future investment rounds or other financings, which may include debt and/or equity and/or leasing transactions ("**Future Rounds**") or otherwise obtain financing. There can be no assurance that Future Rounds or any additional financing or capital will be available, and the Issuer cannot at this time accurately forecast the amount that will be needed, obtainable or obtained in Future Rounds. Even if the Future Rounds are raised or financing is available or the Issuer is able to raise other capital, the terms thereof may not be satisfactory to the Issuer or, in general, desirable or may be such that the Issuer cannot make a profit that would enable an investor to receive a return on his investment in the Issuer. Even if the Issuer raises Future Rounds and/or additional financing or capital is available through loans or other facilities, the Issuer will depend substantially upon the availability of cash flow from operations to stay in business. There is no assurance that the Issuer can generate cash flow when needed. In the event that the issuer's operations do not generate necessary cash flow and/or the Issuer cannot obtain additional funds if and when needed through other means, the Issuer may be forced to limit, curtail or cease its activities with a consequent loss to investors.

Relationships Risks:

The Issuer may have established or will establish certain relationships with other organizations and individuals. The Issuer may also need to re-establish and maintain these relationships in order to support its business operations. In some situations, the required relationships may not yet be identified. Furthermore, in some cases inability to enter into these relationships on satisfactory terms may delay the Issuer's operations or lead to increased expenses.

Employment Risks:

As of the date of this Offering, none of the management members are under employment contracts. It is anticipated that upon completion of this Offering key personnel may wish to enter into employment contracts with the Issuer. Members of the executive management team will become salaried once the Issuer has raised sufficient capital.

Use of Proceeds Risks:

Management will have unlimited discretion as to the allocation and use of the proceeds of this Offering and intends to use such proceeds for such expenses that it deems necessary or appropriate.

Debt Financing Risks:

The Issuer's debt service obligations may adversely affect its cash flow. As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for payments of principal and interest; there was a (iii) but nothing listed

Offering Risks:

This Offering is made in reliance on an exemption from registration requirements and there is no guarantee that it will comply with the regulatory requirements for such exemption.

Furthermore, these securities cannot be resold for a 12-month period after the Closing and there is no public or other trading market available yet for the securities offered herein. Investors in the securities offered in the Offering are not entitled to any voting right and do not have a say in the company's executive decision-making process.

Additional Unforeseen Risks:

In addition to the risks described in this section "RISK FACTORS," and elsewhere in this Offering Disclosure, other risks not presently foreseeable could negatively impact the Issuer, disrupt its operations and cause the Issuer to fail. Ultimately, each investor in the securities of this Offering bears the risk of a complete and total loss of his or her investment.

Business Specific Risks:

The Issuer might face changes in the state and federal laws in connection to any licensing required for sale of the products. Th Issuer does not control such developments and will do everything possible to stay up to date on any changes and meet the requirements.

No Guarantee of Return on Investment:

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

VIII. CERTAIN LEGAL MATTER AND TAX CONSIDERATIONS

Legal Proceedings:

The Issuer is not aware of any material legal proceedings in which the issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

Eligibility Under Rule 503 of Regulation Crowdfunding:

With respects to the Issuer, any predecessor of the Issuer, any affiliated Issuer, any director, officer, general partner or managing member of the Issuer, any beneficial members of 20 percent or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly and indirectly) remuneration for solicitation of investors in connection with the sale of the Securities, or any general partner, director, officer or managing member of any solicitor:

1. None of any such persons has been convicted, within 10 years (or five years, in the case of Issuers, their predecessors and affiliated issuers) before the filing of this Disclosure, of any felony or misdemeanor:
    (i) in connection with the purchase or sale of any security;
    (ii) involving the making of any false filing with the SEC; or
    (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
2. None of any such persons has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this Disclosure, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    (i) in connection with the purchase or sale of any security;
    (ii) involving the making of any false filing with the SEC; or
    (iii) arising out of the conduct of the business of an underwriter, broker dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.
3. None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that:
    (i) at the time of the filing of this Disclosure bars the person from:
    (A)   association with an entity regulated by such commission, authority, agency or officer;
    (B)   engaging in the business of securities, insurance or banking; or
    (C)   engaging in savings association or credit union activities; or

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Disclosure.

4. None of any such person has been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Disclosure:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

(ii) places limitations on the activities, functions or operations of such person; or

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

5. None of any such person has been subject to any order of the SEC entered within five years before the filing of the Disclosure that, at the same time of the filing of this Disclosure, orders the person to cease and desist committing or causing a violation or future violation of:

(i) any scienter-based antifraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act or any other rule or regulation thereunder, or

(ii) Section 5 of the Securities Act.

6. None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7. None of any such person filed (as a registrant or Issuer), and none if any such person was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five years before the filing of this Disclosure, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8. None of any such person has been subject to a United States Postal Service false representation order entered within the five years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such person, at the time of filing of this Disclosure, has been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions:

The Issuer or any entity controlled by or under common control with the Issuer was not party to any transactions since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the Issuer seeks to raise in this

Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(i) any director or officer of the Issuer;

(ii) any person who is, as of the most recent practicable date, the beneficial owner of 20% or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(iii) if the issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(iv) any immediate family member of any of the foregoing persons.

Ongoing Reporting:

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report. Once posted, the annual report may be found on the Issuer's website under the Disclosures at www.navapets.com

The Issuer must continue to comply with the ongoing reporting requirements until:

(i) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(ii) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(iii) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

(iv) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(v) the Issuer liquidates or dissolves its business in accordance with state law.

Transfer Agent:

The Issuer will be acting as its own Transfer Agent to keep record and log of the securities ownership and transfer.

Certain Tax Considerations:

The Issuer intends to treat the Securities as debt instrument for U.S. federal income tax purposes. The Issuer's good-faith determination that the Securities should be considered debt instrument for U.S. federal income tax purposes is not intended to be nor should be construed to be, legal or tax advice to any particular person. This consideration is not binding and therefore, may be subject to review and challenge by the IRS. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based in their particular circumstances.

Crowdfunding Matters:

Payment Processing Operations. Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of Startwise and its banking and other partner(s) that facilitate payments. If either Startwise or its partner(s) were to stop or otherwise be unable to continue operations in the future, while Startwise will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and regulatory Implications. The laws, rules and regulations governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of Startwise, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on Startwise results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options. Startwise and any third-party collection agency that may be appointed by Startwise may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information. Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer and the Portal to satisfy any requests for information about such investor or its investments, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

Additional Issuer Information. Prior to the Closing, each prospective investor will be able to ask questions and receive answers concerning the Offering via the Portal. All communication with the Issuer regarding the Offering is required to take place on the Portal. No other person other than the Issuer has been authorized to give information or to make any representations concerning the Issuer or the Offering outside of this Disclosure, and if given or made, such other information or representations much not be relied upon as having been authorized by the Issuer.

This Disclosure is intended to present a general disclosure regarding the Issuer and the Offering. Each prospective investor should thoroughly review the RSA, which specifies the terms of investment in the Securities.

[THE REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

SIGNATURE

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act for 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Issuer: NAVA PETS INC
By: JANEL YOUNG
Title: FOUNDER/CEO

Signature: *Janel Young*

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act for 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Signature: *Janel Young*
Title: FOUNDER/CEO
Date: 8-11-17

APPENDIX A.

Financial/Other Information

NAVA PETS, INC.

January 2017	Confidential Financial Analysis



The Florida SBDC Network's Growth Acceleration services provide substantive, professional business consulting to qualified emerging and growing businesses in Florida *at No Cost*. Experienced and dedicated Florida SBDC Growth Acceleration Consultants deliver in-depth consulting in the areas of cash flow management, financial analysis and capital access, marketing and strategic business planning. Businesses are provided the tools, strategies and expertise needed to accelerate business growth and success in today's competitive market.

FINANCIAL STATEMENT ANALYSIS[3]

Review of 2016 Results

- The Company is generating solid, positive cash flows from operations. Net income and net profit margins are up, and areas of liquidity look strong at this specific time.

- Overall net profitability here is excellent. This means that the net profit margin is good even compared to what similar companies are earning. This puts the challenge on managers to make sure that they are moving money back into the company to improve future profitability. Managers should also make sure to put money aside to pay taxes on the extra earnings.

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[3] Analysis based on company financial statements provided. Industry benchmarks and analysis provided by Profitcents for NAICs 311111 — Dog and Cat Manufacturing Companies with revenues less than $1M.





This is an important metric. In fact, over time, it is one of the more important barometers that we look at. It measures how many cents of profit the company is generating for every dollar it sells. Track it carefully against industry competitors. This is a very important number in preparing forecasts. The higher the better.

This number indicates the percentage of sales revenue that is not paid out in direct costs (costs of sales). It is an important statistic that can be used in business planning because it indicates how many cents of gross profit can be generated by each dollar of future sales. Higher is normally better (the company is more efficient).

- Liquidity ratios that the company should monitor as it continues to grow are shown below. Note that liquidity conditions are volatile and this analysis is looking at a given point in time. Accordingly, ratios should continue to be monitored over time.

Current Ratio



Quick Ratio



Generally, this metric measures the overall liquidity position of a company. It is certainly not a perfect barometer, but it is a good one. Watch for big decreases in this number over time. Make sure the accounts listed in "current assets" are collectible. The higher the ratio, the more liquid the company is.

This is another good indicator of liquidity, although by itself, it is not a perfect one. If there are receivable accounts included in the numerator, they should be collectible. Look at the length of time the company has to pay the amount listed in the denominator (current liabilities). The higher the number, the stronger the company.

Efficiency Ratios



This metric shows how much inventory (in days) is on hand. It indicates how quickly a company can respond to market and/or product changes. Not all companies have inventory for this metric. The lower the better.

- The company should regularly monitor accounts receivable for aged accounts. On a monthly basis, accounts receivable turnover/days should be monitored carefully along with the benchmarks above. The industry benchmark for accounts receivable collection is 15 Days[4].

- The company should also regularly review the accounts payable days[5] ratio which shows the average number of days that lapse between the purchase of materials and labor and the payment for them. It is a rough measure of how timely a company is in meeting payment obligations. The industry benchmark is 25 days.

Breakeven Analysis

- Based on 2016 results, the amount of revenues to break-even is $186,079. For every $1.00 increase in fixed costs, sales must increase by $1.61 to break-even. Gross margin has a meaningful impact on the break-even point. For example, based on 2016 results, a 10% decline in Gross Margin (to 52%) would result in an increase in break-even sales to approximately $222,000.

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[4] Accounts receivable days is calculated as (360*(Accounts Receivable/Sales))

[5] Accounts payable days is calculated as (360 * (Accounts Payable/Cost of Goods Sold))

	Nava Pets						
	HISTORICAL						
	BREAK EVEN ANALYSIS						
2016							
GROSS SALES		473,427					
Less: Variable Costs							
COGS	178,707				Break Even Sales =	$	186,079.36
Merchant Credit Card Fees	-						
OTHER					Break Even Units =		-
OTHER					*Per Unit Sale Price*		
TOTAL VC		178,707					
CONTRIBUTION MARGIN		294,720	62.25%				
Less: Fixed Costs							
Accounting	4,250						
Advertising, samples	6,000						
Amortization	-						
Bad Debt/Checks	-						
Bank Service Charges	-				**For every $1.00 increase in fixed costs, sales must increase by**		
Depreciation	4,236					$	1.61
Donations	-						
Dues & Subscriptions	-				**Sales needed to achieve profit goal**	$	186,079
Freight	-				*Profit goal*		
Insurance	600						
Interest Expense	1,936						
Legal & Professional	-						
Licenses & Permits	-						
Miscellaneous	2,400						
Office Supplies	1,800						
Outside Services	-						
Officer's Salary	63,627						
Payroll	7,890						
Payroll Taxes	-						
Postage	1,200						
Rent	11,400						
Repairs & Maintenance	2,400						
Supplies	-						
Taxes & Licenses	-						
Telephone & Computer Service	2,400						
Training & Education	-						
Travel, Meals & Entertainment	2,100						
Uniforms	-						
Utilities	3,600						
Vehicle	-						
Web Site	-						
Less: Costs moved to variable		115,839					
NET PROFIT		178,881					

NOTE.......

The Small Business Development Center (SBDC) has prepared this financial statement as of 02/02/2017 based on information and

assumptions provided by management. Neither the SBDC nor its personnel are licensed by the State of MN to practice public

accounting and therefore express no opinion or any other form of assurance on the statement or underlying assumptions.

Company Financial Statements

	Nava Pets					
	HISTORICAL					
	INCOME STATEMENT					
	2016		Sales	**2015**		Sales
			Growth			Growth
GROSS SALES	473,427	100.00%	526%	75,600	100.00%	N/A
Less: Cost of Goods	178,707	37.75%		25,000	33.07%	
Discounts, samples				1,000		
GROSS PROFIT	294,720	62.25%		49,600	65.61%	
EXPENSES:						
Accounting	4,250	0.90%		800	1.06%	
Advertising, samples	6,000	1.27%		4,675	6.18%	
Amortization		0.00%			0.00%	
Bad Debt/Checks		0.00%		100	0.13%	
Bank Service Charges		0.00%		300	0.40%	
Depreciation	4,236	0.89%			0.00%	
Donations		0.00%			0.00%	
Dues & Subscriptions		0.00%		450	0.60%	
Freight		0.00%		550	0.73%	
Insurance	600	0.13%		1,650	2.18%	
Interest Expense	1,936	0.41%			0.00%	
Legal & Professional		0.00%		2,750	3.64%	
Licenses & Permits		0.00%			0.00%	
Merchant Credit Card Fees		0.00%			0.00%	
Miscellaneous	2,400	0.51%		815	1.08%	
Office Supplies	1,800	0.38%		1,389	1.84%	
Outside Services		0.00%		1,150	1.52%	
Officer's Salary	63,627	13.44%			0.00%	
Payroll	7,890	1.67%			0.00%	
Payroll Taxes		0.00%			0.00%	
Postage	1,200	0.25%		567	0.75%	
Rent	11,400	2.41%		2,500	3.31%	
Repairs & Maintenance	2,400	0.51%		1,850	2.45%	
Supplies		0.00%			0.00%	
Taxes & Licenses		0.00%		700	0.93%	
Telephone & Computer Services, supplies	2,400	0.51%		2,600	3.44%	
Training & Education		0.00%		960	1.27%	
Travel, Meals & Entertainment	2,100	0.44%		1,040	1.38%	
Uniforms		0.00%		125	0.17%	
Utilities	3,600	0.76%		675	0.89%	
Vehicle		0.00%		1,130	1.49%	
Web Site		0.00%			0.00%	
TOTAL EXPENSES:	115,839	24.47%		26,776	35.42%	
OPERATING PROFIT	178,881	37.78%		22,824	30.19%	
Other Income (Expense)		0.00%			0.00%	
NET PROFIT BEFORE TAXES	178,881	37.78%		22,824	30.19%	

Nava Pets
HISTORICAL
BALANCE SHEET

		2016		2015	
P/L	Gross Sales	473,427	100.00%	75,600	100.00%
	Net Profit Before Tax	178,881	37.78%	22,824	30.19%
Assets	**CURRENT ASSETS**				
	Cash	211,845	44.75%	23,000	30.42%
	Accounts Receivable		0.00%		0.00%
	Notes Receivable		0.00%		0.00%
	Inventory	3,777	0.80%		0.00%
	Other Current Assets	4,830	1.02%		0.00%
	TOTAL CURRENT ASSETS	220,452	46.57%	23,000	30.42%
	FIXED ASSETS				
	Land		0.00%		0.00%
	Equipment & Vehicles	35,223	7.44%		0.00%
	Buildings		0.00%		0.00%
	Less: Accumulated Depreciation	(4,236)	-0.89%		0.00%
	TOTAL FIXED ASSETS	30,987	6.55%	-	0.00%
	OTHER ASSETS				
	Other Assets	1,250	0.26%		0.00%
	Less: Accumulated Amortization		0.00%		0.00%
	TOTAL OTHER ASSETS	1,250	0.26%	-	0.00%
	TOTAL ASSETS	252,689	53.37%	23,000	30.42%
Liabilities	**CURRENT LIABILITIES**				
	Current Portion of Long-Term Debt	5,089	1.07%		0.00%
	Note Payable - Bank (LOC)		0.00%		0.00%
	Note Payable - Other		0.00%		0.00%
	Accrued Payroll Liabilities		0.00%		0.00%
	Accrued Sales Tax Liabilities		0.00%		0.00%
	Delinquent Tax Liabilities		0.00%		0.00%
	Other Current Liabilities		0.00%		0.00%
	Income Taxes Payable		0.00%		0.00%
	Accounts Payable		0.00%		0.00%
	TOTAL CURRENT LIABILITIES	5,089	1.07%	-	0.00%
	LONG-TERM LIABILITIES				
	Loan Payable	19,719	4.17%		0.00%
	Bank Loan		0.00%		0.00%
	Subordinated Officer Debt		0.00%		0.00%
	TOTAL LONG-TERM LIABILITIES	19,719	4.17%	-	0.00%
	TOTAL LIABILITIES	24,808	5.24%	-	0.00%
	OWNER'S EQUITY				
	Capital Stock/Owner's Equity	25,000	5.28%		0.00%
	Paid-In Capital	176	0.04%	176	0.23%
	Owner Distributions		0.00%		0.00%
	Retained Earnings	201,705	42.61%	22,824	30.19%
	TOTAL EQUITY	226,881	47.92%	23,000	30.42%
	TOTAL LIABILITIES & OWNER'S EQUITY	251,689	53.16%	23,000	30.42%

NOTE…….
The Small Business Development Center (SBDC) has prepared this financial statement as of 02/02/2017 based on information and assumptions provided by management.
Neither the SBDC nor its personnel are licensed by the State of MN to practice public accounting and therefore express no opinion or any other form of assurance on the statement or underlying assumptions.

	2016	2015
Out of Balance Warning	*1,000*	-

- It is noted that the balance sheet does not balance. It is suggested that the company consider utilizing an accounting software package to assist it with bookkeeping and financial monitoring.

DISCLAIMER

The Florida Small Business Development Center at the University of Central Florida has reviewed the financial statements of the business. It is not the intent or position of the center to make a judgment as to the potential for success or failure of the individual or any entity which has been established. It is the intent of the center to review the financial statements for content and make suggestions as to possible improvements in the business. There may also be suggestions as to further training/counseling for the individual, which may enhance the possibility of success of the venture, but is no guarantee.

APPENDIX B.

Revenue Sharing Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE BASED INVESTMENT AGREEMENT

Investment Amount : $_____

Investment Multiple: _____X

Revenue Percentage: _____%

Payment Start Date: _____

This Revenue Based Investment Agreement, dated _____ is entered into by and between _____, a _____ ("Company") and _____ the ("Investor").

INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO THE INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY, THE INVESTMENT PRODUCT AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED WITH THE COMPANY AND THE INVESTMENT PRODUCT. THERE IS NO GUARANTEE OF RETURNS, INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

1. **DEFINITIONS**
    a) 'Closing Date' means the date in which the funding campaign on the Portal closes and all investment amounts are funded by the Investor and paid to the Company.
    b) 'Company' means the issuer offering the Securities under the current Agreement in the crowdfunding offering.
    c) 'Gross Revenue' means a volume count of all the Company's sales attained by the Company and/or by any of its subsidiaries, without any deduction or offset of any kind.

d) 'Interest Rate'. The interest rate on this Revenue Based Investment is a function of the time it takes the Company to repay the Total Payment Amount.

e) 'Investment Amount' means the original principal amount invested by Investor pursuant to this Agreement.

f) Investment Multiple' represents the total return of the investment to the original investment.

g) 'Investors' means all of the purchasers of the Securities under the current Agreement in the crowdfunding offering by the Company on the Portal.

h) 'Minimum Fundraising Amount' means the minimum amount of committed funds from investors required to close the Offering campaign as described in the Company's Form C.

i) 'Offering' means this offering of revenue sharing interests as part of a larger offering of revenue interests offered on the Portal pursuant to Regulation CF.

j) 'Payment' means the Quarterly payment by the Company of the amounts set forth in Section 3.a.

k) 'Payment Start Date' means the day of the anticipated date of the first Quarterly Payment as set forth above.

l) 'Payment Due Date' shall mean before fifteen (15) days of the end of each Quarter following the Payment Start Date.

m) 'Portal' means the funding portal operated by Startwise Inc. at www.startwise.com.

n) 'Pro-Rata Share' means a fraction of the Payment Amount, the numerator of which is the Investment Amount, and the denominator of which is the Total Fundraised Amount invested by all Investors in connection with the Offering.

o) 'Quarter' or "Quarterly" means a three-month period of each calendar year commencing with the three months immediately prior to the Payment Start Date.

p) 'Revenue Percentage' represents a percentage of the Quarterly Gross Revenue applicable to this Agreement as stated above.

q) 'Total Fundraised Amount" means the total amount of all investments made by Investors in the crowdfunded offering by the Company on the Portal.

r) 'Total Payment Amount' means the total or maximum amount to be paid to each Investor which shall be equal to the Investment Amount multiplied by the Investment Multiple.

2.   INVESTMENT

a) On or before the Closing Date, the Investor shall pay to the Company, through the Portal the cash or other readily available funds in an amount equal to the Investment Amount in accordance with the terms and conditions set forth on the Portal.

b) If the Minimum Fundraising Amount is not reached, the Investors committed Investment Amount funds will be returned to the investors and the Agreement has no force.

c) Interest Rate. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws.

3.   REVENUE SHARING

a) To the extent that the Company generates Gross Revenue, the Investor shall be entitled to receive and the Company agrees to pay Payments from the Gross Revenue in the amounts equal to the product of the following: (Investor's Investment Amount / Fundraised Capital) x (the Revenue Percentage x Quarterly Company's Gross Revenue) as defined above. For purposes of calculating Quarterly Gross Revenue, the Company shall calculate the total Gross Revenue on a cash basis at the end of each Quarter.

b) The Payments are due until the Company pays and the Investor receives the Total Payment Amount. Under this Agreement, the Investors will receive no more or less than the Total Payment Amount, except in the Event of a Default, as set forth herein.

c) Group of Revenue Sharing Investments. Investor's investment is issued as part of a group of investments issued to a number of Investors who are participating in this Offering. Each Agreement shares identical terms as defined in this Agreement.

d) Payments Due Dates. The First Payment Date is defined above. To the extent the Company generates Gross Revenue, the Company shall make Payments to Investor on the First Payment Date and thereafter on the Payment Due Date, which shall be the fifteenth day of the month Quarterly thereafter until the Total Payment Amount has been received..

e) Permitted Deferral. If the Company's Gross Revenue for a particular Quarter is not sufficient to cover transfer fees and related costs, the Company may delay such Payment for no more than one Quarter, at which time Payment for the current Quarter and the past due Quarter small be made.

f) Failed Payments Transfer. If the repayment has failed due to an error connected to the change of the Investor's banking information, the Company authorises the Portal to re-initiate the transfer and charge the bank account to send the amount due to the Investor. After three (3) failed attempts, the Investor is responsible for reaching out to the company to solve the issue with the failed payment transfer.

g) Chargeback Deposit. 10% of the amount raised by the Company will be held in the escrow account for a period of 60 days after the close of the campaign to comply with the federal laws. Unless the investment is canceled by the Investor's bank, the 10% of the amount raised is to be transferred to the Company's account after the 60-day period. If the Investor's bank initiates a chargeback within the 60-day period, the 10% amount will be used to return the amount equal to the initial investment by the Investor. Such action will be considered a cancellation by the Investor and the Investor is not entitled to any other repayments from the Company and may be in violation of the Revenue Sharing Agreement.

4. **REPORTING and other terms**

   a) **Gross Revenue Reporting.** The Company shall provide a statement of Gross Revenue together with the Payment due for each immediately preceding Quarter by the Payment Due Date.

   b) **Measurement Period.** The Payments due are based on the revenues from the preceding Quarter (the three (3) months prior to the month in which the Payment Due Date falls).

   c) **Place of Payment.** All Payments by the Company to the Investor hereunder shall be payable and deemed paid once delivered to the financial accounts of the Investor in accordance with the payment instructions provided by the Investor, unless another place or means of payment is specified in writing by the Company.

   d) **Form C**. The Revenue sharing is being offered pursuant to an exemption from registration under Regulation CF in accordance with the terms set forth in the disclosure materials found in Form C and the Offering materials ("Disclosure Documents") as filed with the Securities and Exchange Commission (SEC) and found on the Portal.

   e) **Annual SEC Reporting.** Company will be required to file with the SEC and post to your website an annual report within 120 days of the end of each fiscal year (designated Form C-AR).

   f) **Termination of reporting**
      i) When the total amount due to investors is repaid.
      ii) In certain circumstances a Company may terminate its ongoing reporting with SEC requirement if:
      - The Company becomes a fully-reporting registrant with the SEC;
      - The Company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6); or
      - The Company ceases to do business. In which case the company will be required to file a notice of termination of its annual reporting obligation on Form C-TR.

5. PREPAYMENT

The Total Payment Amount will become due upon the earliest of the following:

a) The Company is acquired or otherwise subject of a merger or acquisition.

b) The Company's management decides at sole discretion to repay the total outstanding amounts under the Agreement and all prepayment penalties.

c) The Company is required to to comply with any court and legal decision of the applicable jurisdiction and authority.

d) A Company event of default for failure to meet its reporting or payment obligations under the Agreement.

6. SECURITIES UNDER EXEMPTION

a) The Securities offered under this Agreement have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any securities offered or the terms of the Offering ("Securities") , nor does it pass upon the accuracy or completeness of any offering document or materials provided, including the Form C and other disclosure documents ("Disclosure"). These Securities are offered under the 4(a)(6) Exemption. The SEC has not made an independent determination that the Securities are exempt from registration. Prospective investors should not construe the contents of this Disclosure as business, legal, accounting, tax, regulatory, investment or other advice, and should consult their own experts and advisors concerning the Securities.

b) Company excluded from relying on the exemption, including: (i) companies subject to the reporting requirements of the Securities Exchange Act of 1934; (ii) an investment company as defined by the Investment Company Act of 1940, or excluded from such definition under 3(b) or 3(c) of the 1940 Act (iii) be subject to bad actor disqualifications as set forth in Rule 503(a) of Regulation Crowdfunding (which rule is substantially similar to the bad actor disqualifications in Rule 506); (iv) companies that have failed to comply with the annual reporting requirements under Regulation Crowdfunding during the two years preceding an offering; and (v) blank check companies (i.e., companies that have no specific business plan or have indicated that their business plan is to engage in a merger or acquisition with an unidentified company).

7. INVESTOR REPRESENTATIONS

a) Investor is a suitable investor as set forth in the Disclosure Documents and represents and warrants that an investment made pursuant to this Agreement is a suitable investment for Investor. Investor has such experience and sophistication to evaluate an investment made pursuant to this Agreement and determine that such an investment is suitable for Investor.

b) Investor has carefully read and fully understands the risks involved with an investment in the Company, including, without limitation, the risks identified in the Disclosure Documents and such other information as set forth on the Portal. In particular, the Investor understands that the only return to the Investor will be the Payments made under Section 3 hereof. In the event that the Payments made pursuant to Section 3 are not sufficient to return to Investor the original Investment Amount, Investor acknowledges and agrees that Investor shall have no claim against the Company for a return of the Investment Amount upon the termination of this Agreement or otherwise. It is possible that Investor could lose all or part of its investment made pursuant to this Agreement.

c) This investment will not directly or indirectly contravene applicable laws and regulations, including anti-money-laundering laws and regulations. The Investor understands and agrees that the Company may undertake any actions that the Company deems necessary or appropriate to ensure compliance with applicable laws, rules and regulations regarding money laundering or terrorism. In furtherance of such efforts, the Investor hereby represents, covenants, and agrees that, to the best of the Investor's knowledge based on reasonable investigation:

    i) None of the Investor's capital contributions to the Company (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

    ii) To the extent within the Investor's control, none of the Investor's capital contributions to the Company will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder.

    iii) The Investor acknowledges that due to anti-money laundering requirements operating in the United States, as well as the Company's own internal anti-money laundering policies, the Company may require further identification of the Investor and the source of its investment capital before this Agreement can be processed, capital contributions can be accepted or distributions made. When requested by the Company, the Investor will provide any and all additional information, and the Investor understands and agrees that the Company may release confidential information about the Investor if the Company has determined that such release is necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities; provided, that prior to releasing any such information, the Company shall confirm with counsel that such release is necessary to so ensure said compliance.

d) The overall commitment of Investor to investments which are not readily marketable is not excessive in view of the Investor's net worth and financial circumstances, and this investment will not cause such commitment to become excessive. Investor is able to bear the economic risk of this investment.

e) Investor further represents and warrants to, and covenants with, the Company that (i) Investor has full right, power, authority, and capacity to enter into this Agreement and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery, and performance of this Agreement, and (ii) this Agreement constitutes a valid and binding obligation of Investor enforceable against the Investor in accordance with its terms.

f) Investor acknowledges that any legal counsel for the Company is legal counsel <u>solely</u> for the Company regarding this investment and not for Investor, and that Investor may want to have its own legal counsel review this Agreement (and related materials) before signing. Investor acknowledges that any accounting firm for the Company is the accounting firm <u>solely</u> for the Company and not for Investor, and that Investor may want to have its own accountant review this Agreement (and related materials) before signing.

g) Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor acknowledges that the Company has made available the opportunity to ask questions of and receive answers from the Company's officers and directors concerning the terms and conditions of this Agreement, the Product and the business and financial condition of the Company, and Investor has received to its satisfaction, such information about the Product and the business and financial condition of the Company and the terms and conditions of this Agreement as it has requested.

h) The Investor has full legal capacity, power and authority to execute and deliver this Agreement and to perform obligations hereunder. This Agreement constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of the Investor's and issuer's rights generally and general principles of equity.

i) The Investor authorizes Startwise Inc. to involve third party services including legal counsel and collection agencies at the expense of the Company that breached the terms of this Agreement. At the same time, the Investor keeps the right to take any other appropriate action permitted by law to resolve the issue.

j) The Investor represents that he, she or it is complying with the rules and regulations of Regulation Crowdfunding, including the investment limits set forth in Section 4(a)(6) of the Securities Act. The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this instrument for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of this Note, is able to incur a complete loss of such investment without impairing the Investor financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

8. COMPANY REPRESENTATIONS

a) The Company shall have received all requisite authorizations, approvals or permits, if any, of the authorities of each jurisdiction in which such authorization, approval or permit is required for the lawful entering into the Agreement.

b) The Company is duly organized, validly existing and in good standing under the applicable jurisdictions, as the type of entity described in its organizational documents.

c) The Company has all requisite legal, power and authority to own and operate its properties and assets, to carry on its business as presently conducted and as proposed to be conducted, to enter into, pay and perform its obligations under the Agreement, and generally to carry out the transactions contemplated hereby. The Company has all franchises, permits, licenses and any similar authority necessary for the conduct of its business as now being conducted by it and believes it can obtain without undue burden or expense any similar authority for the conduct of its business as presently planned to be conducted. The Company is not in default in any material respect under any of such franchises, permits, license or other similar authority.

d) The Company's payment obligation to the Investor under this Agreement shall be on parity with the Company's obligations to repay all the investors in connection with the Offering in full, payments should be made on pro-rata basis through the online Portal.

e) All action on the part of the Company, its officers, directors, shareholders, members and managers necessary for the authorization, execution and delivery of the Agreement by the Company, and the payment and performance by the Company of all its obligations under the Agreement have been taken prior to signing the Agreement. The Agreement, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company, enforceable in accordance with their respective terms.

f) No consent, approval, qualification, order or authorization of (or designation, declaration filing with) any governmental authority on the part of the Company is required in connection with the Company's valid execution and delivery of the Agreement, its payment and performance of its obligations under the Agreement, or the consummation of any other transaction contemplated hereby.

g) The Company is not in violation or default in any material respect of any provision of its organizational documents or in any material respect of any provision of any indebtedness, indenture, contract, agreement, or instrument, to which it is a party or by which it is bound or, to its knowledge, of any judgment, order, decree, statute, rule or regulation presently applicable to the Company where such violation would effect the Agreement. The execution and delivery of the Agreement, the payment and performance by the Company of its obligations under the Agreement, and the consummation of the transactions contemplated thereby, will not result in any such violation or be in material conflict with or constitute, with or without the passage of time or giving of notice, either a material default under any such provisions or an event that results in the creation of any material lien, encumbrance or charge upon any of the properties or assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization, or approval applicable to the Company Company, its business or operations, or any of its properties or assets, except as provided in this Agreement. Neither the Company's organizational documents Company, nor any agreement to which the Company is a party require the consent of any party before the Company may enter into the Agreement or pays or performs any of the Company's obligations under the Agreement.

h) The Company represents that it will act as own transfer agent and will keep record of repayment progress. The Portal might be required to share the Investor's contact information with the Company to enable it to act as the transfer agent.

i) The Company acknowledges and understands that ACH transactions can be subject to chargebacks by the investors. In the event of a chargeback initiated by the investor's bank, the Company shall reimburse the Investor, if the charge is due based on the banking regulations.

9. FAILURE TO MEET OBLIGATIONS

If the Company fails to meet its obligations under this Agreement, and Permitted Deferral has expired, penalty fees and legal actions may take place, according to the following Penalty Schedule:

(i) Other than with respect to low revenue under the Permitted Deferral, if the Company fails to pay any of the outstanding payments due for 2 consecutive Quarters, third parties including attorneys and collection agencies will be involved and further legal action might result. All fees that will occur due to the involvement of third parties mentioned above are at the expense of the Company. The Company agrees to pay penalties and   fees in the equivalent of 10% late fee of the amount due from the moment any notice is sent to the Company. In addition, the Company agrees to pay an amount equal to 2% of the unpaid portion of the Total Payment Amount for each month that the Payments remain unpaid.

(ii) If the Company fails to submit the quarterly report, the Company agrees to pay penalties at $350 will apply with additional $50 monthly delay fee until the report for the missed quarter is submitted.

(iii) If the Company submits poor quarterly report, penalties include $350 fee and $50 monthly delay fee until the corrected report for the missed quarter is submitted.

(iv) If the Company fails to submit the annual report, penalties at $500 will apply with additional $50 monthly delay fee until the annual report is submitted.

(v) If the Company submits poor annual report, penalties include $500 fee and $50 monthly delay fee until the corrected annual report is submitted.

All the penalty fees that occur will be paid to the investors based on their pro-rata percentage after deducting any expenses incurred by Startwise.

10. EVENTS OF DEFAULT

a) The failure to make Payments, provide reports or the occurrence of any of the items set forth in Section 9 above. Notwithstanding the foregoing and anything to the contrary herein, COMPANY SHALL ONLY BE OBLIGATED TO MAKE PAYMENTS TO THE EXTENT THAT THE COMPANY HAS GROSS REVENUE.   FAILURE TO REMIT PAYMENT DUE TO LACK OF GROSS REVENUE FOR A QUARTER AND ANY PERMITTED DEFERRAL SHALL NOT CONSTITUTE AN EVENT OF DEFAULT.

b) If the Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, Investors;

c) If an involuntary petition is filed against the Issue (unless the petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee is appointed to take possession, custody or control of any property of the Company; Upon the occurrence of an Event of Default hereunder, all unpaid portions of the Payment Amount hereunder shall automatically be immediately due, payable and collectible by

Investor pursuant to applicable law.

11. OTHER PROVISIONS

a) **Waiver.** Company waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Agreement, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

b) **Notice of Governmental Action.** The Company shall promptly notify the Investor of any governmental investigations or proceedings that have been instituted or are pending, or that to the Company's knowledge have been threatened, within ten (10) days of becoming aware of such governmental actions.

c) **Amendments**. This Agreement is part of a number of Agreements made in connection with the Offering and the provisions of this Agreement and the Agreements in whole (other than the Return Total) may only be amended, waived or modified as follows: upon the written consent of the Company and all of the Investors in the Offering.

d) **Characterization of Investment.** The parties agree that they shall treat this Agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Investor agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident. The Investor shall be solely responsible for any and all taxes that may be due to any federal, state or local governmental authority as a result of the payments made by the Company to the Investor through this Agreement.

e) **Notice.** Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

f) **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

g) **Successors and Assigns.** Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

h) **No Stockholder Rights.** The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed a holder of membership interest in the Company for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a member owner of the Company or any right to vote for the election of directors or upon any matter submitted to members at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

i) **Tax Matters**. The Investor shall be responsible for all tax obligations incurred in connection with its investment in the Revenue Interests.

j) **Entirety of Agreement.** The terms and conditions set forth herein constitute the entire agreement between the parties and supersedes any communications or previous agreements with respect to the subject matter of this Agreement. There are no written or oral understandings directly or indirectly related to this Agreement that are not set forth herein. This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute a duplicate original, but all counterparts together shall constitute a single agreement. It being understood that all Parties need not sign the same counterparts. The exchange of copies of this Agreement and of signature pages by electronic mail in "portable document format" (".pdf") form, intended to preserve the original graphic and pictorial appearance of a document, shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties shall be deemed to be their original signatures for all purposes.

k) **Nature of Agreement.** This Agreement and any attachments are the entire exclusive agreement between them. This Agreement inures to the benefit of the successors and assign of the parties.

l) **Warranties and Representations.** The Company and Investor make no express or implied representations, warranties, promises or guarantees about this Agreement, except as it expressly provides.

m) **Severability.** If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

n) **Waiver.** The waiver or failure of either party to exercise in any respect any right provided in this agreement shall not be deemed a waiver of any other right or remedy to which either party to this Agreement may be entitled.

o) **Electronic Signatures.** The Company and the Investor agree that they may use electronic signatures and, if doing so, agree to be subject to the provisions of the U.S. E-SIGN Act otherwise known as the Electronic Signatures in Global and National Commerce Act, as defined by ESIGN, Pub.L. 106-229, 14 Stat. 464, enacted June 30, 2000, 15 U.S.C., Ch. 96.

[Signature page follows.]

IN WITNESS WHEREOF, the Company and the Investor have executed this Agreement as an instrument under seal as of the date set forth as the Effective Date of this Agreement.

COMPANY

_____

[Address] _____

_____

_____

Signature

Name _____

Title _____

INVESTOR

_____

Signature

Name _____

Address _____

_____

APPENDIX C.

Corporate Tax Return

Form **1120**		U.S. Corporation Income Tax Return		OMB No. 1545-0123
Department of the Treasury Internal Revenue Service		For calendar year 2016 or tax year beginning , 2016, ending , 20		**2016**
		Information about Form 1120 and its separate instructions is at *www.irs.gov/form1120*.		

A Check if:
1a Consolidated return (attach Form 851) .
b Life/nonlife consoli-dated return . . .
2 Personal holding co. (attach Sch. PH) . .
3 Personal service corp. (see instructions) . .
4 Schedule M-3 attached

TYPE OR PRINT

Name	B Employer identification number
Nava Pets Inc.	46-1745360
Number, street, and room or suite no. If a P.O. box, see instructions.	C Date incorporated
PO Box 679226	01/03/2013
City or town, state, or province, country, and ZIP or foreign postal code	D Total assets (see instructions)
Orlando FL 32867	$ 252,689

E Check if: (1) Initial return **(2)** Final return **(3)** Name change **(4)** Address change

1a	Gross receipts or sales	**1a**	473,427		
b	Returns and allowances	**1b**	350		
c	Balance. Subtract line 1b from line 1a			**1c**	473,077
2	Cost of goods sold (attach Form 1125-A)			**2**	178,707
3	Gross profit. Subtract line 2 from line 1c			**3**	294,370
4	Dividends (Schedule C, line 19)			**4**	
5	Interest			**5**	
6	Gross rents			**6**	
7	Gross royalties			**7**	
8	Capital gain net income (attach Schedule D (Form 1120))			**8**	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)			**9**	
10	Other income (see instructions—attach statement)			**10**	
11	**Total income.** Add lines 3 through 10			**11**	294,370
12	Compensation of officers (see instructions—attach Form 1125-E)			**12**	
13	Salaries and wages (less employment credits)			**13**	
14	Repairs and maintenance			**14**	2,400
15	Bad debts			**15**	
16	Rents			**16**	11,400
17	Taxes and licenses			**17**	
18	Interest			**18**	1,936
19	Charitable contributions			**19**	18,511
21	Depletion			**21**	
22	Advertising			**22**	6,000
23	Pension, profit-sharing, etc., plans			**23**	
24	Employee benefit programs			**24**	
26	Other deductions (attach statement) *Other Deductions Statement*			**26**	86,213
27	**Total deductions.** Add lines 12 through 26			**27**	126,460
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11.			**28**	167,910
29a	Net operating loss deduction (see instructions)	**29a**	1,312		
b	Special deductions (Schedule C, line 20)	**29b**			
c	Add lines 29a and 29b			**29c**	1,312
30	**Taxable income.** Subtract line 29c from line 28. See instructions			**30**	166,598
31	Total tax (Schedule J, Part I, line 11)			**31**	48,223
32	Total payments and refundable credits (Schedule J, Part II, line 21)			**32**	9,500
33	Estimated tax penalty. See instructions. Check if Form 2220 is attached			**33**	1,061
34	**Amount owed.** If line 32 is smaller than the total of lines 31 and 33, enter amount owed			**34**	39,784
35	**Overpayment.** If line 32 is larger than the total of lines 31 and 33, enter amount overpaid			**35**	
36	Enter amount from line 35 you want: **Credited to 2017 estimated tax** Refunded			**36**	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

F *Janel Young*   4-10-17   _____
  Signature of officer   Date   FTitle

May the IRS discuss this return with the preparer shown below? See instructions. **Yes No**

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check if self-employed	PTIN
Firm's name Self-Prepared			Firm's EIN	
Firm's address			Phone no.	

For Paperwork Reduction Act Notice, see separate instructions.

BAA

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Form **1120** (2016)

Schedule C	Dividends and Special Deductions (see instructions)	(a) Dividends received	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		70	
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		80	
3	Dividends on debt-financed stock of domestic and foreign corporations		see instructions	
4	Dividends on certain preferred stock of less-than-20%-owned public utilities . . .		42	
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		48	
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs . . .		70	
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs . . .		80	
8	Dividends from wholly owned foreign subsidiaries		100	
9	**Total.** Add lines 1 through 8. See instructions for limitation			
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	
11	Dividends from affiliated group members		100	
12	Dividends from certain FSCs		100	
13	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, or 12 . . .			
14	Income from controlled foreign corporations under subpart F (attach Form(s) 5471) .			
15	Foreign dividend gross-up			
16	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
17	Other dividends			
18	Deduction for dividends paid on certain preferred stock of public utilities			
19	**Total dividends.** Add lines 1 through 17. Enter here and on page 1, line 4 . . .			
20	**Total special deductions.** Add lines 9, 10, 11, 12, and 18. Enter here and on page 1, line 29b			

Offering Disclosure
NAVA PETS

Schedule J	**Tax Computation and Payment** (see instructions)		

Part I–Tax Computation

1	Check if the corporation is a member of a controlled group (attach Schedule O (Form 1120)). See instructions ☐		
2	Income tax. Check if a qualified personal service corporation. See instructions . . . ☐	**2**	48,223
3	Alternative minimum tax (attach Form 4626)	**3**	
4	Add lines 2 and 3	**4**	48,223
5a	Foreign tax credit (attach Form 1118) **5a**		
b	Credit from Form 8834 (see instructions) **5b**		
c	General business credit (attach Form 3800) **5c**		
d	Credit for prior year minimum tax (attach Form 8827) **5d**		
e	Bond credits from Form 8912 . . . . **5e**		
6	**Total credits.** Add lines 5a through 5e	**6**	
7	Subtract line 6 from line 4	**7**	48,223
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**	
9a	Recapture of investment credit (attach Form 4255) **9a**		
b	Recapture of low-income housing credit (attach Form 8611) **9b**		
c	Interest due under the look-back method—completed long-term contracts (attach Form 8697) **9c**		
d	Interest due under the look-back method—income forecast method (attach Form 8866) **9d**		
e	Alternative tax on qualifying shipping activities (attach Form 8902) **9e**		
f	Other (see instructions—attach statement) **9f**		
10	**Total.** Add lines 9a through 9f	**10**	
11	**Total tax.** Add lines 7, 8, and 10. Enter here and on page 1, line 31	**11**	48,223

Part II–Payments and Refundable Credits

12	2015 overpayment credited to 2016	**12**	0
13	2016 estimated tax payments	**13**	9,500
14	2016 refund applied for on Form 4466	**14**	( )
15	Combine lines 12, 13, and 14	**15**	9,500
16	Tax deposited with Form 7004	**16**	0
17	Withholding (see instructions)	**17**	
18	**Total payments.** Add lines 15, 16, and 17	**18**	9,500
19	Refundable credits from:		
a	Form 2439 . . . . **19a**		
b	Form 4136 . . . . **19b**		
c	Form 8827, line 8c **19c**		
d	Other (attach statement—see instructions). **19d**		
20	**Total credits.** Add lines 19a through 19d	**20**	
21	**Total payments and credits.** Add lines 18 and 20. Enter here and on page 1, line 32	**21**	9,500

Schedule K	**Other Information** (see instructions)		

		Yes	No
1	Check accounting method: **a** ☒ Cash **b** ☐ Accrual **c** ☐ Other (specify) _____		
2	See the instructions and enter the:		
a	Business activity code no. 812910		
b	Business activity Manufacturing		
c	Product or service Natural/Organic Supplies		
3	Is the corporation a subsidiary in an affiliated group or a parent-subsidiary controlled group?		✕
	If "Yes," enter name and EIN of the parent corporation _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		✕
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G) .	✕	

REV 04/04/17 TTW   Form **1120** (2016)

Offering Disclosure
NAVA PETS

Schedule K **Other Information** *(continued from page 3)*

				Yes	No

5 At the end of the tax year, did the corporation:

a Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. · ☒ No

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

b Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (iv) below. ☒ No

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

6 During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316 . . . . ☒ No
If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions.
If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.

7 At any time during the tax year, did one foreign person own, directly or indirectly, at least 25% of **(a)** the total voting power of all classes of the corporation's stock entitled to vote or **(b)** the total value of all classes of the corporation's stock? . . . . ☒ No
For rules of attribution, see section 318. If "Yes," enter:
(i) Percentage owned _____ and **(ii)** Owner's country _____
(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____

8 Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . . . ☐
If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.

9 Enter the amount of tax-exempt interest received or accrued during the tax year $ _____

10 Enter the number of shareholders at the end of the tax year (if 100 or fewer) _____ 1

11 If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here . . . . . ☐
If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election won't be valid.

12 Enter the available NOL carryover from prior tax years (don't reduce it by any deduction on line 29a.) $ _____ 1,312.

13 Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000? . . . . ☒ No
If "Yes," the corporation isn't required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during the tax year $ _____ 0.

14 Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions . . . . ☒ No
If "Yes," complete and attach Schedule UTP.

15a Did the corporation make any payments in 2016 that would require it to file Form(s) 1099? . . . . ☒ Yes
b If "Yes," did or will the corporation file required Forms 1099? . . . . ☒ Yes

16 During this tax year, did the corporation have an 80% or more change in ownership, including a change due to redemption of its own stock? . . . . ☒ No

17 During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction? . . . . ☒ No

18 Did the corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million? . . . . ☒ No

19 During the corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code? . . . . ☒ No

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